Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following FAQ Guidelines were emailed on July 11, 2005 to certain employees of Adobe Systems Incorporated with customer- or partner-facing roles:

Adobe/Macromedia
FAQ Guidelines
Internal Use Only

This document is designed for Adobe employees who are in customer- or partner-facing roles and are asked direct questions regarding Adobe’s planned acquisition of Macromedia.

Public Information/Facts (may be freely repeated)

Acquisition Facts

•                  Adobe (Nasdaq: ADBE) announced a definitive agreement to acquire Macromedia (Nasdaq: MACR) on April 18, 2005.

•                  All-stock transaction valued at approximately $3.4 billion

•                  The transaction is anticipated to close in fall 2005, subject to customary closing conditions (including approval by the stockholders of both companies and regulatory approvals)

Executives

•                  Bruce Chizen will continue as Adobe’s Chief Executive Officer

•                  Shantanu Narayen will remain President and COO

•                  Stephen Elop, President and Chief Executive Officer of Macromedia, will join Adobe as President of Worldwide Field Operations

•                  Murray Demo will remain Executive Vice President and CFO of Adobe

•                  John Warnock and Chuck Geschke will remain Adobe’s co-Chairmen of the Board

•                  Rob Burgess, Macromedia’s Chairman of the Board, will join the Adobe Board

Integration Plans

•                  The two companies are developing integration plans that build on the cultural similarities and the best business and product development practices from each company

•                  Additional information can be found at www.adobe.com

http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html

Additional Statement and Resources (to use as required)

General Statement (to be used in conversation)

•                  We’re excited about the Macromedia acquisition and the long-term benefits it holds for customers.  Together, we’ll be a powerful force for innovation around cutting-edge platforms for delivering content and applications.  I’d like to be able to comment further, but Adobe employees are limited in what we can say because of the close scrutiny regulatory bodies place on acquisition-related communications. Adobe is issuing press releases and/or making appropriate filings with the SEC (Securities and Exchange Commission) whenever we have updates on the acquisition.

Managing FAQs

•                  Refer to the publicly-available FAQ document at the link below.  Note that this document is periodically updated. http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia_faq.html

•                  For questions not addressed by the FAQ, please use the following response:  Due to securities laws restrictions, we can’t selectively respond to questions about the progress of the acquisition.  We’ll continue to provide information and updates about the acquisition through press releases and/or normal regulatory filings.

Other Resources

•                  Materials posted at the link below are public and can be provided to anyone who asks:  http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html

•                  If you need assistance, please contact Holly Campbell, Katie Juran or Jodi Warner in Adobe Corporate PR.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this communication include expectations about the timing of the merger and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. Actual results may differ materially from those contained in the forward-looking statements in this communication. Adobe undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at (415) 832-5995. Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.